DEVONSHIRE RESOURCES LTD.

Financial Statements
For the Years ended
June 30, 2008, 2007 and 2006
Management Discussion and Analysis

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view on Devonshire Resources Ltd.’s (the “Company”) past performance and future outlook. This report also provides information to improve the reader’s understanding of the audited financial statements and related notes, and should therefore be read in conjunction with the financial statements of the Company and notes thereto for the year ended June 30, 2008. Additional information on the Company is available on SEDAR and at the Company’s website, www.devonshireresources.com. The date of this MD&A is October 27, 2008.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results. The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report. The forward looking statements contained herein are based on information available as of October 27, 2008.

Nature of Business

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004 and has recently consolidated its share capital on a ten for one basis and on October 10, 2007 the Company’s consolidated shares were called for trading under the name of Devonshire Resources Ltd. The Company is engaged in resource exploration and has two diamond exploration projects at the present time; the TCH Diamond Project in Ontario and the KMD Project in Nunavut. The Company’s long range objective is to locate and develop economic resource projects.

Selected Annual Financial Information

The following financial data is selected financial information for the Company for the three most recently completed financial years ending June 30:

	2008 $	2007 $	2006 $

Total Revenue (Interest earned)	4,383	3,745	1,990
Loss before tax recoveries	(311,622)	(288,041)	(588,800)
Net Loss	(311,622)	(288,041)	(467,636)
Loss per share – basic and diluted	(0.06)	(0.08)	(0.17)
Weighted average shares outstanding	5,005,816	3,634,790	2,678,381
Total assets	5,364,776	5,106,472	5,269,042

Results of Operations

The Company’s net loss for the year ended June 30, 2008 was $311,622 (2007: $288,041; 2006: $467,636). These losses resulted in a net loss per share for the year ended June 30, 2008 of $0.06 (2007: $0.08; 2006: $0.17) ..

The operating and administration expenses for the year ended June 30, 2008 totalled $316,005 (2007: $291,786; 2006: $590,790). Comparatively, the major expenses for the year ended June 30, 2008 were management fees of $60,000 (2007: $68,360; 2006: $84,500), professional fees of $98,857 (2007: $106,987; 2006: $119,839), office expenses of $19,862 (2007: $33,438; 2006: $50,012) and transfer agent fees of $18,214 (2007: $13,716; 2006: $12,967). Other major expenses for the year ended June 30, 2008 were stock-based compensation expenses of $51,413 (2007: $nil; 2006: $183,750) and shareholder communications expenses of $3,815 (2007: $45,320; 2006: $87,118).

The Company’s projects are at the exploration stage and have not generated any revenues other than interest earned.

Summary of Quarterly Results

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three Months Ended	Jun 30, 08	Mar 31, 08	Dec 31, 07	Sep 30, 07
	$	$	$	$
Total Revenue	2,396	929	489	569
Net Loss	(90,755)	(94,570)	(89,376)	(36,921)
Loss per share-basic and diluted	0.02	0.02	0.02	0.01

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three Months Ended	Jun 30, 07	Mar 31, 07	Dec 31, 06	Sep 30, 06
	$	$	$	$
Total Revenue	326	493	1,124	1,802
Net Loss	(50,178)	(83,338)	(84,818)	(69,707)
Loss per share-basic and diluted	0.01	0.02	0.02	0.02

Exploration Activities

During the year ended June 30, 2008, the Company spent $170 (2007: $79,000) in acquisition and staking costs and conducted $318,447 (2007: $42,577) in exploration activities on its mineral properties, the total value of which increased to $5,321,614 compared to $5,002,997 at June 30, 2007. The major exploration expenditure was a drilling program on the TCH Project which was comprised of a minimum of 1,500 metres which cost $312,747 for drilling, food and accommodation, mobilization and demobilization and geological.

Fourth Quarter Results

The fourth quarter net loss for fiscal 2008 was $90,755 compared to a net loss of $50,178 for the comparable period in fiscal 2007. Total revenue (interest earned) was $2,396 compared to $326 in the fourth quarter of 2007 and operating and administrative expenses were $90,755 in 2008 compared to $50,178 in 2007. A comparison of some expenses for the fourth quarter in fiscal 2008 compared to fiscal 2007, included office expenses of $1,514 (2007: $5,308; 2006: $26,854), professional fees of $12,589 (2007: $14,569; 2006: $49,227) and shareholder communications of $555 (2007: $2,240; 2006: $48,017). The major expenses which increased in the fourth quarter of 2008 compared to 2007 were settlement expenses of $50,000 (the cost of a settlement with the principal involved with the Company in the KMD Project, Nunavut) and stock-based compensation expenses of $11,561.

Exploration expenditures during the fourth quarter of 2008 totalled $314,387 (2007: $1,265; 2006: $16,325). The majority of the expenditure related to the diamond drilling program on the TCH Project claims which was carried out during the fourth quarter.

The KMD Project, Nunavut

The Company, as a result of a settlement agreement reached on 13 March 2008, has been granted a 100% interest in 15 claims known as the Brown Lake property located in the territory of Nunavut. The Company’s interest in the Brown Lake property is subject to a royalty obligation equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time within three years, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third of the royalty for an additional $1,000,000. Additional mineral claims that were originally staked on behalf of the Company in an area that is contiguous to the Brown Lake property are 100% owned by the Company. As at 30 June 2008, the Company’s interest in this area, known as the KMD Project, now totals in excess of 116,000 acres.

During the year ended June 30, 2008, the Company expended $5,700 (2007: $33,510) in deferred exploration costs related to the KMD property. The major deferred expense for the year ended June 30, 2008 was geological costs of $5,650 (2007: $14,985).

The TCH Diamond Project, Ontario

The Company has a 100% interest, subject to a 2% net smelter return upon commercial production, in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario, known as the TCH Diamond Project. During the year ended 30 June 2007, the Company made cash payments totaling $31,000 and issued 4,000 common shares valued at $6,000 under these Options.

The Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the properties located in the Walsh, Foxtrap Lake and Killala Townships. These additional claims are also 100% owned by the Company and together with the original mineral claims make up the TCH Diamond Project. As at 30 June 2008, the Company’s interest in the TCH Diamond Project now totals approximately 88,664 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

During the year ended June 30, 2008, the Company expended $312,747 (2007: $9,067) in deferred exploration costs related to the TCH property. The major deferred expenses for the year ended June 30, 2008 were drilling costs of $200,164 (2007: $nil), food and accommodation expenses of $45,249 (2007: $nil), geological costs of $45,502 (2007: $8,752) and mobilization and demobilization costs of $18,000 (2007: $nil).

Liquidity and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances development and exploration activities by raising capital from equity markets from time to time.

As at June 30, the Company’s liquidity and capital resources are as follows:

	2008 $	2007 $

Cash and receivables	43,162	103,475
Prepaid expenses	-	-
Total current assets	43,162	103,475
Payables and accrued liabilities	139,946	25,433
Loans payable	-	100,000

The Company’s operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent in the extent to which it can discover new mineral deposits. The Company will require additional equity investment in the near future to fund its exploration activities and for working capital.

Contractual commitments

The Company is committed under a management contract with the President for $5,000 per month.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

Related party transactions

During the year ended June 30, 2008 the Company incurred $81,500 (2007: $100,160) in management and consulting services rendered by the directors and officers and $6,001 (2007: $9,960) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Risks and uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production. The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities, such as common shares. The Company will need to continue its reliance on sale of such securities for future financing, which may result in dilution to existing shareholders. In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on the market conditions.

Change in accounting policy

Financial Instrument Standards

Effective July 1, 2007, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Critical Accounting Estimates

A detailed summary of the Company’s significant accounting policies is included in Note 2 to the audited financial statements for the year ended June 30, 2008.

Disclosure of outstanding share data

At October 27, 2008 the Company had 6,188,768 common shares outstanding. The Company also has 155,000 incentive stock options that are exercisable into that same number of common shares of the Company. In addition, there are 2,400,000 warrants outstanding that are exercisable into that same number of common shares of the Company.